# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Chemomab Therapeutics Ltd., CIK 0001534248
CUSIP: 16385C203
Title of class of securities: Ordinary shares, no par value per share
Address of issuer's principal executive offices: 121-123 Menachem Begin Road, 30th floor, Tel Aviv, Israel (L3), 6701203
Date of event which requires filing of this statement: 11/03/2026
Filed by CIK 0001658821
Persons authorized to receive notices and communications: Scipher Medicine Corporation, 302 E Pettigrew St, Suite 100, Durham, North Carolina (NC), 27701, (855) 724-7437

## Reporting persons
- Scipher Medicine Corp (CIK 0001658821): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 74,576,240; shared voting power 0; sole dispositive power 74,576,240; shared dispositive power 0; aggregate amount beneficially owned 74,576,240 (10.4% of the class)
  Comment: The number of shares reported in rows 7, 9 and 11 reflects the number of ordinary shares, no par value per share ("Ordinary Shares"), of Chemomab Therapeutics Ltd. (the "Issuer"), represented by the American Depositary Shares ("ADSs") that Scipher Medicine Corporation (the "Reporting Person" or "Scipher") owns. Voting and investment power over the Ordinary Shares represented by the ADSs held by Scipher is exercised by its board of directors (the "Board"). The Board consists of Albert-Laszlo Barabasi, Ph.D., Reginald Seeto, M.B.B.S., Stefan Krieglstein, MS, Steve Liapis, Ph.D., and Joseph Loscalzo, Ph.D., M.D., none of whom has individual voting or investment power with respect to the Ordinary Shares represented by ADSs.
  
  In row 13, the percent of class beneficially owned is calculated based on 643,889,200 Ordinary Shares outstanding as of October 29, 2026, as reported in the Issuer's proxy statement/prospectus, dated October 30, 2026, filed with the Securities and Exchange Commission (the "SEC") on October 30, 2026, plus the 74,576,240 Ordinary Shares represented by the ADSs held by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, no par value per share
Name of issuer: Chemomab Therapeutics Ltd.
Address of issuer's principal executive offices: 121-123 Menachem Begin Road, 30th floor, Tel Aviv, Israel (L3), 6701203
Comment: The Reporting Person owns ADSs of the Issuer. Each ADS represents eighty (80) Ordinary Shares. The Ordinary Shares are registered under Section 12 of the Act, and the ADSs are not deemed a separate class of securities for purposes of calculating beneficial ownership under Section 13(d) of the Act. Accordingly, the Reporting Person's beneficial ownership is reported in this Schedule 13D in terms of Ordinary Shares, not ADSs. However, the CUSIP provided in this statement is the CUSIP for the Issuer's ADSs, because there is no CUSIP number assigned to the Ordinary Shares.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Scipher.
Residence or business address: The principal business address of Scipher is 302 E Pettigrew St., Suite 100, Durham, NC 27701. The business address of each executive officer and director of Scipher is c/o Scipher Medicine Corporation, 302 E Pettigrew St., Suite 100, Durham, NC 27701.
Present principal occupation or employment: Scipher is a precision immunology company focused on transforming the treatment of autoimmune and other complex diseases by applying AI-enabled network medicine to improve the drug development process by improving the selection of targets, indications and patient populations. The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Scipher are set forth in Schedule A to this Schedule 13D.
Criminal convictions in the last five years: During the last five years, neither Scipher nor, to the knowledge of Scipher, any of the persons listed in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither Scipher nor, to the knowledge of Scipher, any of the persons listed in Schedule A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Scipher is organized in the State of Delaware. The citizenship of each of the executive officers and directors of Scipher is disclosed in Schedule A to this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 29, 2026, Scipher entered into Amendment No. 3 ("Amendment No. 3") to the Convertible Note Purchase and Investment Obligation Agreement, dated as of March 5, 2026, as amended by Amendment No. 1 thereto dated June 23, 2026 and Amendment No. 2 thereto dated July 17, 2026 (as so amended, and together with Amendment No. 3, the "CNPA"), with the investors constituting the "Requisite Purchasers" as defined in the CNPA, pursuant to which (i) Scipher agreed, among other things, to issue and sell senior unsecured convertible promissory notes (the "Notes") in an aggregate principal amount of $1,100,000, (ii) the holders of the 2026 Notes (as defined below) agreed to purchase the Notes in the aggregate principal amount of $1,100,000 over a 30-day period in one or more closings through November 28, 2026, and (iii) Scipher agreed to invest $989,615 in ADSs of the Issuer pursuant to the Issuer's ATM Facility (as defined below) on or before November 3, 2026.

On November 3, 2026, Scipher agreed to purchase 932,203 ADSs (equal to 74,576,240 Ordinary Shares) from the Issuer at a purchase price of $1.18 per ADS for an aggregate purchase price of approximately $1,100,000. The purchase was made in a block trade pursuant to the Issuer's at-the-market offering facility under the Sales Agreement, dated July 25, 2025, between the Issuer and LifeSci Capital, LLC, as sales agent (the "ATM Facility"). Scipher funded the aggregate purchase price with $858,612 of proceeds from the Notes issued through November 3, 2026 and approximately $241,387 of its working capital. The Notes issued through November 3, 2026 were issued to: (1) Don Gogel in the aggregate amount of $14,509.00 on October 29, 2026, (2) Khosla Ventures VI, LP in the aggregate amount of $250,129.00 on October 29, 2026, (3) Northpond Capital, LP in the aggregate amount of $447,040.00 on October 30, 2026, (4) Christoph Kletzer in the aggregate amount of $700.00 on November 2, 2026, (5) Granpool Hungary Kft. in the aggregate principal amount of $35,849.00 on November 2, 2026, (6) Blue Owl Healthcare Opportunities EF IV LP in the aggregate principal amount of $3,861.00 on November 3, 2026, and (7) Blue Owl Healthcare Opportunities IV LP for an aggregate principal amount of $106,524.00 on November 3, 2026. Scipher expects to replenish the working capital with the proceeds of subsequent closings of the Notes. The Notes constitute borrowings by Scipher incurred for the purpose of funding its financing obligation to the Issuer under Section 5.6 of the Merger Agreement (as defined in Item 4 below), including the purchase of the ADSs, and, pursuant to the Consent (as defined in Item 4 below), the proceeds of the Notes may be used solely for that purpose and to pay related costs and expenses. The Notes are unsecured obligations of Scipher, and Scipher has not pledged the ADSs to secure the Notes. Until transferred to the holders of the Notes as described below, the ADSs remain assets of Scipher available to its creditors generally.

While the Notes are outstanding and before the Merger Agreement (as defined in Item 4 below) terminates or the transactions contemplated by the Merger Agreement are consummated, Scipher will hold the 932,203 ADSs for the benefit of the holders of the Notes. The Notes mature on August 5, 2027. The Notes rank pari passu with all outstanding convertible notes issued under the CNPA prior to Amendment No. 3 (the "2026 Notes") and senior in right of payment to all other existing indebtedness of Scipher, including Scipher's prior convertible notes (other than the 2026 Notes). Scipher retains voting and dispositive power over all of the ADSs and the right to receive any dividends on the ADSs (if any). The holders of the Notes do not have the right to vote, dispose of or direct the voting or disposition of the ADSs, and Scipher does not believe that the holders of the Notes beneficially own, or together with Scipher constitute a "group" with respect to, the Ordinary Shares represented by the ADSs.

Under Amendment No. 3, in connection with the Merger (as defined in Item 4 below), each Note will be satisfied in full and cancelled in exchange for Scipher's delivery to each holder of a Note of such number of shares of common stock of Chemomab Parent (as defined in Item 4 below), par value $0.00001 per share ("Chemomab Parent Common Stock"), issued to Scipher in the Domestication Merger (as defined in Item 4 below) in exchange for the ADSs, as is equal to (i) the principal amount of the Note held by such holder divided by $1.18, the purchase price paid by Scipher for the ADSs under the ATM Facility, multiplied by (ii) the Domestication Exchange Ratio (as defined in Item 4 below) (expressed on a per-ADS basis), rounded down to the nearest whole share. The shares of Chemomab Parent Common Stock will be deemed transferred to the holders immediately prior to, and contingent upon, the closing of the Merger. If the Merger Agreement is terminated before the Merger closes, the Notes will remain outstanding in accordance with their terms and will not be exchanged for Chemomab Parent Common Stock or any securities of the Issuer. In that event, Scipher will retain the ADSs.

The foregoing descriptions of the CNPA and the Notes do not purport to be complete and are qualified in their entirety by reference to the full text of the CNPA and the form of Note, filed as Exhibits 99.2 through 99.6 to this Schedule 13D and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The response to Item 3 of this Schedule 13D is incorporated herein by reference.

On July 7, 2026, the Issuer, Scipher, Snowdrift Parent Corporation, a Delaware corporation and a wholly owned subsidiary of the Issuer ("Chemomab Parent"), Snowdrift Sub Corp., a Delaware corporation and a wholly owned subsidiary of Chemomab Parent ("Merger Sub"), and Elderwood Ltd., an Israeli company and a wholly owned subsidiary of Chemomab Parent ("Domestication Merger Sub"), entered into an Agreement and Plan of Merger (as amended, supplemented or otherwise modified from time to time, the "Merger Agreement"), pursuant to which, among other things, the parties will effect a series of transactions resulting in the Issuer redomiciling into the U.S. (the "Domestication"), including the merger of Domestication Merger Sub with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Chemomab Parent (the "Domestication Merger"), and the merger of Merger Sub with and into Scipher, with Scipher surviving and becoming a wholly owned subsidiary of Chemomab Parent following the Domestication (the "Merger"). In connection with the Domestication, each Ordinary Share (including each Ordinary Share represented by the ADSs) outstanding immediately prior to the Domestication will convert into shares of Chemomab Parent Common Stock based on the exchange ratio determined pursuant to the Merger Agreement (the "Domestication Exchange Ratio").

The Merger is expected to be completed in the first calendar quarter of 2027, and if it is completed, the business of Scipher will combine with the business of the Issuer in Chemomab Parent (Chemomab Parent, as so combined, the "Combined Company"), and, subject to the approval of Nasdaq, the parties expect the common stock of the Combined Company to be listed on the Nasdaq Capital Market under the ticker symbol "SCIP." Following the completion of the Merger, Chemomab Parent will change its name to "Scipher Medicine Corporation," the Issuer will become a wholly owned subsidiary of Chemomab Parent, and the ADSs are expected to cease to be listed on Nasdaq and to become eligible for termination of registration under the Act. The Board of Directors of the Combined Company is expected to be Reginald Seeto, M.B.B.S., Brett Blackman, Ph.D., Stefan Krieglstein, MS, Joseph Loscalzo, Ph.D., M.D. and Adi Mor, Ph.D., four of whom will be designated by Scipher and one of whom will be designated by the Issuer.

Pursuant to the Merger Agreement, in the event that, prior to the closing of the Merger, the Issuer determines that it requires additional financing (whether debt or equity), the Issuer must first deliver to Scipher a written notice setting forth the amount and the material terms of a proposed financing (the "Financing Notice"), and Scipher must provide all of such financing on the terms set forth in the Financing Notice up to $1,100,000. On October 11, 2026, the Issuer delivered a Financing Notice for an amount equal to $1,100,000. On November 3, 2026, the Issuer and Scipher entered into an Acknowledgement Agreement & Consent (the "Consent") whereby the Issuer consented to the issuance by Scipher of the Notes during the period prior to the closing of the Merger, provided that such proceeds are used solely to allow Scipher to perform its obligations under Section 5.6 of the Merger Agreement and to pay reasonable and documented out-of-pocket costs and expenses incurred in connection with the issuance of the Notes. The Issuer further agreed that the Notes will not be considered indebtedness of Scipher for purposes of determining Scipher's valuation for purposes of calculating the Domestication Exchange Ratio. On November 3, 2026, Scipher agreed to purchase 932,203 ADSs (equal to 74,576,240 Ordinary Shares) from the Issuer at a purchase price of $1.18 per ADS for an aggregate purchase price of approximately $1,100,000 in a block trade pursuant to the ATM Facility (as discussed in Item 3 above).

Pursuant to the Merger Agreement, holders of Ordinary Shares represented by ADSs as of immediately prior to the Domestication Merger, which will include Scipher as the holder of the ADSs, will be entitled to receive one contingent value right ("CVR") for each Ordinary Share held immediately prior to the Domestication Merger, subject to the terms and conditions of a contingent value rights agreement to be entered into at or prior to the effective time of the Merger. Promptly following the cancellation of the Notes in exchange for the delivery by Scipher of the shares of Chemomab Parent Common Stock to the holders of the Notes, Scipher will distribute to the former holders of the Notes on a pro rata basis the CVRs associated with such shares.

The foregoing descriptions of the Merger Agreement and the Consent do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Consent, filed as Exhibits 99.7 and 99.8, respectively, to this Schedule 13D and incorporated herein by reference.

Except as set forth in this Schedule 13D, Scipher does not have any present plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D. Scipher may, at any time and from time to time, review or reconsider its position, change its purpose or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Scipher may be deemed to beneficially own 74,576,240 Ordinary Shares, or approximately 10.4% of the Ordinary Shares outstanding. This amount consists of 932,203 ADSs, representing 74,576,240 Ordinary Shares, held by Scipher.

The beneficial ownership percentage reported herein is based on 643,889,200 Ordinary Shares outstanding as of October 29, 2026, as reported in the Issuer's proxy statement/prospectus, dated October 30, 2026, filed with the SEC on October 30, 2026, plus the 74,576,240 Ordinary Shares represented by the ADSs held by the Reporting Person.

To the knowledge of Scipher, none of the persons listed in Schedule A beneficially owns any Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Scipher has the sole power to vote or direct the voting of, and the sole power to dispose or direct the disposition of, the 74,576,240 Ordinary Shares that it may be deemed to beneficially own.
Transactions in the class effected during the past sixty days: Except for the purchase of 932,203 ADSs (representing 74,576,240 Ordinary Shares) on November 3, 2026 at a price of $1.18 per ADS in a block trade effected through LifeSci Capital, LLC, as sales agent, pursuant to the ATM Facility, as described in Item 3, neither Scipher nor, to the knowledge of Scipher, any of the persons listed in Schedule A has effected any transaction in the Ordinary Shares or ADSs during the past 60 days. The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: As described in Item 3, Scipher holds the ADSs for the benefit of the holders of the Notes, and, upon the closing of the Merger, the holders of the Notes will receive the shares of Chemomab Parent Common Stock issued in exchange for the ADSs and the related CVRs. Other than the foregoing, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by Scipher.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference. Other than the Merger Agreement, the Consent, the CNPA and the Notes (including Scipher's agreement to hold the ADSs for the benefit of the holders of the Notes and to deliver the shares of Chemomab Parent Common Stock issued in exchange for the ADSs, and the related CVRs, to such holders), there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Scipher or, to the knowledge of Scipher, any of the persons listed in Schedule A, and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Schedule A, dated as of November 3, 2026.

Exhibit 99.2++ - Convertible Note Purchase and Investment Obligation Agreement, dated as of March 5, 2026, by and among Scipher Medicine Corporation and the investors listed on Exhibit A-1 thereto.

Exhibit 99.3++ - Amendment No. 1 to the Convertible Note Purchase and Investment Obligation Agreement, dated as of June 23, 2026, by and among Scipher Medicine Corporation and the investors party thereto.

Exhibit 99.4 - Amendment No. 2 to the Convertible Note Purchase and Investment Obligation Agreement, dated as of July 17, 2026, by and among Scipher Medicine Corporation and the investors party thereto.

Exhibit 99.5++ - Amendment No. 3 to the Convertible Note Purchase and Investment Obligation Agreement, dated as of October 29, 2026, by and among Scipher Medicine Corporation and the investors party thereto.

Exhibit 99.6 - Form of Senior Unsecured Convertible Promissory Note issued pursuant to Amendment No. 3 to the Convertible Note Purchase and Investment Obligation Agreement.

Exhibit 99.7++ - Agreement and Plan of Merger, dated as of July 7, 2026, by and among Chemomab Therapeutics Ltd., Snowdrift Parent Corporation, Snowdrift Sub Corp., Elderwood Ltd., and Scipher Medicine Corporation (incorporated herein by reference to Exhibit 2.1 to Chemomab Therapeutics Ltd.'s Report on Form 6-K filed with the SEC on July 8, 2026).

Exhibit 99.8 - Acknowledgement Agreement & Consent, dated November 3, 2026, by and between Chemomab Therapeutics Ltd. and Scipher Medicine Corporation.

++ The schedules to the agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished to the SEC upon request.

## Signatures
- Scipher Medicine Corp: /s/ Courtney Morris, Courtney Morris, Chief Business Officer (11/10/2026)